PRESS RELEASE

CN Announces Second Quarter Results

Railroad Drove Margin Improvement Despite Challenging External Environment

MONTREAL, July 22, 2025 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2025.

“Our team's ability to be nimble and our focus on tight cost control allowed us to adjust our operations and deliver strong results despite a challenging external environment. We are working closely with customers, including those impacted by trade issues, to provide them with the services they need to win in their markets. We remain focused on powering the North American economy and delivering for shareholders.”
–Tracy Robinson, President and Chief Executive Officer, CN

Quarterly highlights
•Revenue ton miles (RTMs) decreased 1% to 59,215 (millions).
•Revenues of C$4,272 million, a decrease of C$57 million, or 1%.
•Operating income of C$1,638 million, an increase of $80 million, or 5%; operating income was flat on an adjusted basis. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 61.7%, an improvement of 2.3 points; operating ratio improved 0.5 points on an adjusted basis. (1)
•Diluted earnings per share (EPS) of C$1.87, an increase of 7%; EPS increased 2% on an adjusted basis.(1)

Updated 2025 guidance and 2024-2026 financial outlook (1)(2)
Due to economic uncertainty, attributable to persistent trade and tariff volatility in key economic sectors, CN now expects to deliver adjusted diluted EPS growth in the mid to high single-digit range in 2025 (compared to its January 30, 2025 expectation of 10%-15%). CN continues to plan to invest approximately C$3.4 billion in its capital program, net of amounts reimbursed by customers.

Given the Company’s updated guidance for 2025, and the continued high level of macroeconomic uncertainty and volatility related to evolving trade and tariff policies, CN is removing its 2024-2026 financial outlook.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 4:30 p.m. Eastern Time on July 22. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 7456934 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's outlook, guidance, or targets (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its outlook, guidance or targets.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

CN | 2025 Quarterly Review – Second Quarter 1

PRESS RELEASE
2025 key assumptions
CN has made a number of economic and market assumptions in preparing its 2025 outlook. The Company continues to assume slightly positive growth in North American industrial production in 2025. For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company continues to assume that the 2025/2026 grain crop in Canada will be in line with its five-year average and that the U.S. grain crop will be above its five-year average. CN now assumes RTM growth will be in the low single-digit range (compared to its January 30, 2025 assumption of low to mid single digit range). CN now assumes that in 2025, the value of the Canadian dollar in U.S. currency will be in the range of $0.70 to $0.75 (compared to its January 30, 2025 assumption of approximately $0.70), and continues to assume that in 2025 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 - US$70 per barrel. The Company notes there is a heightened demand risk as a result of the volatile macroeconomic conditions and global trade tensions.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A in CN’s annual and interim reports. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
2 CN | 2025 Quarterly Review – Second Quarter

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,272	4,329	8,675	8,578
Freight revenues ($ millions)	4,090	4,153	8,378	8,290
Operating income ($ millions)	1,638	1,558	3,248	3,104
Adjusted operating income ($ millions) (2)(3)	1,638	1,636	3,248	3,182
Net income ($ millions)	1,172	1,114	2,333	2,217
Adjusted net income ($ millions) (2)(3)	1,172	1,172	2,333	2,275
Diluted earnings per share ($)	1.87	1.75	3.71	3.47
Adjusted diluted earnings per share ($) (2)(3)	1.87	1.84	3.71	3.56
Free cash flow ($ millions) (2)(4)	922	947	1,548	1,476
Gross property additions ($ millions)	805	853	1,324	1,429
Share repurchases ($ millions)	306	1,116	407	2,071
Dividends per share ($)	0.8875	0.8450	1.7750	1.6900
Financial ratio
Operating ratio (%) (5)	61.7	64.0	62.6	63.8
Adjusted operating ratio (%) (2)(3)	61.7	62.2	62.6	62.9
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	117,335	117,852	232,178	233,479
Revenue ton miles (RTMs) (millions)	59,215	59,936	119,264	119,685
Carloads (thousands)	1,414	1,419	2,727	2,762
Route miles (includes Canada and the U.S., end of period)	18,900	18,800	18,900	18,800
Employees (end of period)	24,912	25,656	24,912	25,656
Employees (average for the period)	25,003	25,570	24,815	25,381
Key operating measures
Freight revenue per RTM (cents)	6.91	6.93	7.02	6.93
Freight revenue per carload ($)	2,893	2,927	3,072	3,001
GTMs per average number of employees (thousands)	4,693	4,609	9,356	9,199
Operating expenses per GTM (cents)	2.24	2.35	2.34	2.34
Labor and fringe benefits expense per GTM (cents)	0.73	0.72	0.77	0.75
Diesel fuel consumed (US gallons in millions)	101.5	103.0	206.8	206.6
Average fuel price ($ per US gallon)	3.55	4.57	3.98	4.54
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.865	0.874	0.891	0.885
Train weight (tons)	9,125	9,097	9,101	9,092
Train length (feet)	8,016	8,015	7,863	7,902
Car velocity (car miles per day)	213	210	200	208
Through dwell (entire railroad, hours)	6.8	6.9	7.3	7.0
Through network train speed (miles per hour)	18.9	18.3	18.3	18.5
Locomotive utilization (trailing GTMs per total horsepower)	190	188	187	188
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	0.86	1.02	0.98	1.06
Accident rate (per million train miles)	1.78	1.70	1.91	1.72
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2025 Quarterly Review – Second Quarter 3

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended June 30				Six months ended June 30
	2025	2024	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2025	2024	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	808	850	(5%)	(6%)	1,723	1,707	1%	(1%)
Metals and minerals	496	528	(6%)	(7%)	1,019	1,058	(4%)	(7%)
Forest products	461	501	(8%)	(9%)	955	995	(4%)	(7%)
Coal	242	241	—%	—%	488	462	6%	4%
Grain and fertilizers	834	738	13%	12%	1,785	1,598	12%	10%
Intermodal	1,008	1,040	(3%)	(3%)	1,948	1,999	(3%)	(3%)
Automotive	241	255	(5%)	(6%)	460	471	(2%)	(5%)
Total freight revenues	4,090	4,153	(2%)	(2%)	8,378	8,290	1%	(1%)
Other revenues	182	176	3%	2%	297	288	3%	1%
Total revenues	4,272	4,329	(1%)	(2%)	8,675	8,578	1%	(1%)
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,740	11,651	(8%)	(8%)	22,576	23,365	(3%)	(3%)
Metals and minerals	7,074	7,558	(6%)	(6%)	13,826	14,908	(7%)	(7%)
Forest products	5,113	5,751	(11%)	(11%)	10,500	11,520	(9%)	(9%)
Coal	5,058	5,293	(4%)	(4%)	10,504	9,931	6%	6%
Grain and fertilizers	16,513	14,586	13%	13%	33,763	31,618	7%	7%
Intermodal	13,856	14,214	(3%)	(3%)	26,442	26,745	(1%)	(1%)
Automotive	861	883	(2%)	(2%)	1,653	1,598	3%	3%
Total RTMs	59,215	59,936	(1%)	(1%)	119,264	119,685	—%	—%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.52	7.30	3%	2%	7.63	7.31	4%	2%
Metals and minerals	7.01	6.99	—%	(1%)	7.37	7.10	4%	1%
Forest products	9.02	8.71	4%	2%	9.10	8.64	5%	2%
Coal	4.78	4.55	5%	5%	4.65	4.65	—%	(1%)
Grain and fertilizers	5.05	5.06	—%	(1%)	5.29	5.05	5%	3%
Intermodal	7.27	7.32	(1%)	(1%)	7.37	7.47	(1%)	(2%)
Automotive	27.99	28.88	(3%)	(4%)	27.83	29.47	(6%)	(8%)
Total freight revenue / RTM	6.91	6.93	—%	(1%)	7.02	6.93	1%	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	154	162	(5%)	(5%)	317	327	(3%)	(3%)
Metals and minerals	239	247	(3%)	(3%)	452	487	(7%)	(7%)
Forest products	71	77	(8%)	(8%)	144	155	(7%)	(7%)
Coal	115	115	—%	—%	233	227	3%	3%
Grain and fertilizers	177	162	9%	9%	355	333	7%	7%
Intermodal	602	597	1%	1%	1,119	1,124	—%	—%
Automotive	56	59	(5%)	(5%)	107	109	(2%)	(2%)
Total carloads	1,414	1,419	—%	—%	2,727	2,762	(1%)	(1%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,247	5,247	—%	(1%)	5,435	5,220	4%	2%
Metals and minerals	2,075	2,138	(3%)	(4%)	2,254	2,172	4%	1%
Forest products	6,493	6,506	—%	(1%)	6,632	6,419	3%	—%
Coal	2,104	2,096	—%	—%	2,094	2,035	3%	2%
Grain and fertilizers	4,712	4,556	3%	3%	5,028	4,799	5%	3%
Intermodal	1,674	1,742	(4%)	(4%)	1,741	1,778	(2%)	(3%)
Automotive	4,304	4,322	—%	(1%)	4,299	4,321	(1%)	(3%)
Total freight revenue / carload	2,893	2,927	(1%)	(2%)	3,072	3,001	2%	—%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
4 CN | 2025 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2025, the Company's net income was $1,172 million, or $1.87 per diluted share, and $2,333 million, or $3.71 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2025.

For the three and six months ended June 30, 2024, the Company's adjusted net income was $1,172 million, or $1.84 per diluted share, and $2,275 million, or $3.56 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share) resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2025	2024	2025	2024
Net income	$1,172	$1,114	$2,333	$2,217
Adjustments:
Loss on assets held for sale	—	78	—	78
Tax effect of adjustments (1)	—	(20)	—	(20)
Total adjustments	$—	$58	$—	$58
Adjusted net income	$1,172	$1,172	$2,333	$2,275
Diluted earnings per share	$1.87	$1.75	$3.71	$3.47
Impact of adjustments, per share	—	0.09	—	0.09
Adjusted diluted earnings per share	$1.87	$1.84	$3.71	$3.56
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
CN | 2025 Quarterly Review – Second Quarter 5

NON-GAAP MEASURES – UNAUDITED

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2025	2024	2025	2024
Operating income	$1,638	$1,558	$3,248	$3,104
Adjustment:
Loss on assets held for sale	$—	$78	$—	$78
Total adjustment	—	78	—	78
Adjusted operating income	$1,638	$1,636	$3,248	$3,182

Operating expenses	$2,634	$2,771	$5,427	$5,474
Total adjustment	—	(78)	—	(78)
Adjusted operating expenses	$2,634	$2,693	$5,427	$5,396

Operating ratio	61.7%	64.0%	62.6%	63.8%
Impact of adjustment	—%	(1.8)%	—%	(0.9)%
Adjusted operating ratio	61.7%	62.2%	62.6%	62.9%

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2025 and 2024, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2025	2024	2025	2024
Net cash provided by operating activities	$1,745	$1,813	$2,909	$2,930
Net cash used in investing activities	(823)	(866)	(1,361)	(1,454)
Free cash flow	$922	$947	$1,548	$1,476

6 CN | 2025 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.384 and 1.410 per US$1.00 for the three and six months ended June 30, 2025 and $1.368 and $1.359 per US$1.00 for three and six months ended June 30, 2024, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2025 would have been lower by $10 million ($0.02 per diluted share) and lower by $44 million ($0.07 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2025:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$808	$(6)	$850	(6%)	$1,723	$(39)	$1,707	(1%)
Metals and minerals	496	(5)	528	(7%)	1,019	(31)	1,058	(7%)
Forest products	461	(5)	501	(9%)	955	(28)	995	(7%)
Coal	242	(1)	241	—%	488	(6)	462	4%
Grain and fertilizers	834	(6)	738	12%	1,785	(33)	1,598	10%
Intermodal	1,008	(2)	1,040	(3%)	1,948	(16)	1,999	(3%)
Automotive	241	(2)	255	(6%)	460	(12)	471	(5%)
Total freight revenues	4,090	(27)	4,153	(2%)	8,378	(165)	8,290	(1%)
Other revenues	182	(2)	176	2%	297	(6)	288	1%
Total revenues	4,272	(29)	4,329	(2%)	8,675	(171)	8,578	(1%)
Operating expenses
Labor and fringe benefits	862	(4)	850	(1%)	1,782	(25)	1,744	(1%)
Purchased services and material	576	—	578	—%	1,153	(11)	1,149	1%
Fuel	413	(5)	546	25%	931	(34)	1,060	15%
Depreciation and amortization	489	(3)	466	(4%)	982	(15)	928	(4%)
Equipment rents	105	(1)	102	(2%)	223	(7)	201	(7%)
Other	189	(1)	151	(25%)	356	(9)	314	(11%)
Loss on assets held for sale	—	—	78	100%	—	—	78	100%
Total operating expenses	2,634	(14)	2,771	5%	5,427	(101)	5,474	3%
Operating income	1,638	(15)	1,558	4%	3,248	(70)	3,104	2%
Interest expense	(219)	2	(220)	1%	(452)	13	(430)	(2%)
Other components of net periodic benefit income	126	—	114	11%	251	—	227	11%
Other income	16	—	32	(50%)	41	(1)	34	18%
Income before income taxes	1,561	(13)	1,484	4%	3,088	(58)	2,935	3%
Income tax expense	(389)	3	(370)	(4%)	(755)	14	(718)	(3%)
Net income	$1,172	$(10)	$1,114	4%	$2,333	$(44)	$2,217	3%
Diluted earnings per share	$1.87	$(0.02)	$1.75	6%	$3.71	$(0.07)	$3.47	5%
CN | 2025 Quarterly Review – Second Quarter 7

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2025 and 2024, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2025	2024
Debt		$20,425	$20,510
Adjustments:
Operating lease liabilities, including current portion (1)		443	373
Pension plans in deficiency (2)		342	359
Adjusted debt		$21,210	$21,242
Net income		$4,564	$5,455
Interest expense		913	814
Income tax expense		1,441	803
Depreciation and amortization		1,946	1,848
Operating lease cost (3)		158	151
Other components of net periodic benefit income		(478)	(467)
Other income		(49)	(166)
Adjustment:
Loss on assets held for sale (4)		—	78
Adjusted EBITDA		$8,495	$8,516
Adjusted debt-to-adjusted EBITDA multiple (times)		2.50	2.49
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.
8 CN | 2025 Quarterly Review – Second Quarter